Michael Lieber
Chief Executive Officer
Charleston Basics, Inc.
1701 Avenue I
Brooklyn, NY 11230
March 3, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. H. Christopher Owings, Assistant Director

Re:          Charleston Basics, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed on February 8, 2008
File No. 333-145211

Dear Mr. Owings:

Charleston Basics, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated February 20, 2008 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on August 8, 2007.

In addition to the Amended Registration Statement, the Company provides the following supplemental response to all the Commission's comments:

General

Comment:                                1.           Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Please make consistent revisions to your Management’s Discussion and Analysis as well.

Response:                                The Company has included updated financial statements and related financial information and made consistent revisions to its Management’s Discussion and Analysis section as well as in other applicable sections in the Amended Registration Statement.

Undertakings, page 33

Comment:                                2.           We note your response to comment 8 in our letter of January 29, 2008. While we note that you removed the undertaking required by Item 512(i) of Regulation S-K (as was also previously located at Item 512(f) of Regulation S-B) it appears that you also removed the undertaking contained at Item 512(a)(5)(ii). Please to re-insert this latter undertaking.

Response:                                The Company has re-inserted the undertaking contained at Item 512(a)(ii) in accordance with the Commission’s comment.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

Very truly yours,

 /s/Michael Lieber
     Michael Lieber

Enclosures